ARRIVED

Wefunder Campaign Update - $10M+ of Interest in Just 2 Months!

Published on Aug 9

Share


The Seafoam
Invest Now

We wanted to share an update about our Wefunder crowdfunding campaign, where anybody can invest directly into Arrived company equity. It's been an incredible journey since we launched just two months ago, and the response we've received from investors has been overwhelming.

We've been humbled by the level of interest from investors who want to participate in this community round of Arrived Equity. We're excited to share that we've received over **$10 million** in reservations from more than **2,700 investors** to date! In the short time since we began the Wefunder campaign, we've funded more than **20** new rental properties, over **$10 million** in property value, gained over **69,000** new signups, and successfully launched a **new mobile app platform**. This week we also announced that we just passed $100M in investor capital invested on the Arrived platform, which is a huge milestone to accomplish in three short years.

Due to the extraordinary demand and enthusiasm for this equity fundraise, we've worked to double the size of the maximum raise amount for this community round, increasing it to **$1,000,000** from our initial maximum raise of **$500,000**. While we're thrilled about this development, we are constrained from further increasing our investment allocation any more than that. We will keep the community funding interest in mind for future rounds as we know many of our valued investors would like to contribute more than the original cap allowed.

In an effort to ensure fairness and provide an opportunity for all interested parties, we have set a maximum investment amount in the Wefunder campaign to **$500** per investor.

Next Steps:

Investors are now able to (but not required) to fund up to a $500 investment on the Wefunder platform. New investors will be shown the different payment methods while existing reservation holders are able to transfer funds to Wefunder using the below link:

https://wefunder.com/cash

You will have the ability to fund your reservation with either credit card or bank account ACH (which is through Plaid). We recommend funding through ACH / plaid given the processing fees are substantially lower than credit cards.

Funding your investment is not required at this point and investors will have at least another month to fund their investment, while we finalize the financial review. We are currently in the final stages of finalizing our reviewed financials and Form CF filing, and we expect to move toward completing this round in the next month.

Thank you for being an integral part of our journey and for placing your trust in us. We are humbled and inspired by the response we've received, and we look forward to continuing this exciting venture with all of you.

If you have any questions or need further assistance, please don't hesitate to contact our team. We value your continued partnership and dedication to Arrived.

Happy investing!

The Arrived Team